57TH STREET GENERAL ACQUISITION CORP.
590 MADISON AVENUE, 35TH FLOOR
NEW YORK, NEW YORK 10022

May 13, 2010

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Attn:	Michael Clampitt Senior Attorney Advisor

Re:	57th Street General Acquisition Corp.
Registration Statement on Form S-1 Over the Counter Bulletin Board SEC File No. 333-163134

Dear Sir:

On May 11, 2010, we requested acceleration of the effective date and time of the Registration Statement on Form S-1, as amended (File No. 333-163134), to 4:00 p.m. on May 13, 2010, or as soon thereafter as practicable.  We hereby withdraw our request until further notice.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

Mark D. Klein
Mark D. Klein
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.